SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. )


                           ICN Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value $0.01 per share ("Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  44 8924 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Dermot Mullen
                               Compliance Manager
                          Bank of Ireland, Head Office
                              Lower Baggot Street
                               Dublin 2, Ireland
                               011-353-1-6615933

                                with a copy to:

                               Jeffrey M. Elliott
                            Chief Operating Officer
                          Iridian Asset Management LLC
                               276 Post Road West
                               Westport, CT 06880
                                  203-341-9000

-------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                               September 6, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                              (Page 1 of 21 Pages)

CUSIP NO.  44 8924 100                  13D                  PAGE 2 OF 21 PAGES



--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              The Governor and Company of the Bank of Ireland
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Ireland
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           5,021,257
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                            0
                           -----------------------------------------------------
      WITH                    10      SHARED DISPOSITIVE POWER
                                       5,021,257
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,021,257
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES    [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 3 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              IBI Interfunding
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Ireland
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                            5,021,257
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                             0
                           -----------------------------------------------------
      WITH                     10      SHARED DISPOSITIVE POWER
                                       5,021,257
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,021,257
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 4 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              BancIreland/First Financial, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New Hampshire
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           5,021,257
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                            0
                           -----------------------------------------------------
      WITH                    10       SHARED DISPOSITIVE POWER
                                       5,021,257
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,021,257
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 5 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              BIAM (US) Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           5,021,257
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
      PERSON                           0
                           -----------------------------------------------------
       WITH                   10       SHARED DISPOSITIVE POWER
                                       5,021,257
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,021,257
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES     [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 6 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Iridian Asset Management LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           5,021,257
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                            0
                           -----------------------------------------------------
     WITH                     10       SHARED DISPOSITIVE POWER
                                       5,021,257
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,021,257
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES   [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IA
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 7 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              COLE Partners LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           108,500
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
    PERSON                             0
                           -----------------------------------------------------
     WITH                     10       SHARED DISPOSITIVE POWER
                                       108,500
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              108,500
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              HC
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 8 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Iridian Private Business Value Equity Fund, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           108,500
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                            0
                           -----------------------------------------------------
      WITH                    10       SHARED DISPOSITIVE POWER
                                       108,500
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              108,500
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 9 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              David L. Cohen
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           5,021,257
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                            0
                           -----------------------------------------------------
      WITH                    10       SHARED DISPOSITIVE POWER
                                       5,021,257
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,021,257
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 10 OF 21 PAGES


--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Harold J. Levy
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
    NUMBER OF                  7       SOLE VOTING POWER
     SHARES                            0
                           -----------------------------------------------------
  BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                           5,021,257
                           -----------------------------------------------------
  EACH REPORTING               9       SOLE DISPOSITIVE POWER
     PERSON                            0
                           -----------------------------------------------------
      WITH                    10       SHARED DISPOSITIVE POWER
                                       5,021,257
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,021,257
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1% (See Item 5(a))
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

CUSIP NO.  44 8924 100                  13D                  PAGE 11 OF 21 PAGES


Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California 92626.

Item 2.   Identity and Background.

          This statement is filed by The Governor and Company of the Bank of Ireland (the "Bank of Ireland"), IBI Interfunding ("IBI"), BancIreland/First Financial, Inc. ("BancIreland"), BIAM (US) Inc., Iridian Asset Management LLC ("Iridian"), COLE Partners LLC ("COLE"), Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"), David L. Cohen ("Cohen") and Harold J. Levy ("Levy") (collectively, the "Reporting Persons").

          On September 6, 2002, BIAM (US) Inc. acquired 61% of the equity interests of Iridian, and the Bank of Ireland, IBI and BancIreland therefore acquired indirect ownership of 61% of Iridian. Thus, on that date, such Reporting Persons may be deemed to have acquired beneficial ownership of all 5,021,257 shares of Common Stock beneficially owned by Iridian.

          This Statement also amends the Schedule 13D filed by Iridian, COLE, Iridian Private Business, Cohen and Levy with the Securities and Exchange Commission on June 28, 2002, with respect to ownership of securities of the issuer as of June 27, 2002.

          The principal business address of Bank of Ireland and IBI is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

          The principal business address of BancIreland is Junction Marketplace #27, 1011 N. Main Street, White River Junction, VT 05501.

          The principal business address of BIAM (US) Inc. is Liberty Park #15, 282 Route 101, Amherst, NH 03110.

          The principal business address of Iridian, COLE, Iridian Private Business, Mr. Cohen and Mr. Levy is c/o Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704.

          Bank of Ireland and IBI are Ireland corporations. BancIreland is a New Hampshire corporation. BIAM (US) Inc. is a Delaware corporation. Iridian and COLE are Delaware limited liability companies. Iridian Private Business is a Delaware limited partnership. Mr. Cohen and Mr. Levy are citizens of the United States.

          The principal business of Bank of Ireland is banking. Bank of Ireland is the sole shareholder of IBI. The principal business of IBI is to serve as a holding company. IBI is the sole shareholder of BancIreland. The principal business of BancIreland is to serve as a holding company. BancIreland is the sole shareholder of BIAM (US) Inc. The principal business of BIAM (US) Inc. is to serve as a holding company. BIAM (US) Inc. holds 61% of the equity interests of Iridian.

CUSIP NO.  44 8924 100                  13D                  PAGE 12 OF 21 PAGES


          Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. Iridian is also the sole member of COLE.

          The principal business of COLE is serving as the general partner of Iridian Private Business. The principal business of Iridian Private Business is investing in securities. Iridian serves as the investment adviser to Iridian Private Business. COLE, as the general partner of Iridian Private Business, and Iridian, as the sole member of COLE and investment adviser to Iridian Private Business, share voting and dispositive power over the investments of Iridian Private Business.

          Each of Messrs. Cohen and Levy indirectly owns a minority equity interest in Iridian and, as his principal occupation, serves as a director, executive officer and portfolio manager of Iridian.

          The directors of Bank of Ireland are Michael Soden, Anthony Barry, Denis O'Brien, Laurence Crowley, Richard Burrows, Caroline Marland, Raymond MacSharry, Mary Redmond, Roy Bailie, Maurice Keane, Brian Goggin, Donal Greaney, John O'Donovan and Thomas Moran. The executive officers of Bank of Ireland are Michael Soden, John Collins, William Cotter, Des Crowley, Cyril Dunne, Brian Goggin, Roy Keenan, John O'Donovan, Jeff Warren, Terence H. Forsyth, David Holden, Mary King and Finbarr Murphy. The principal occupation of each such person is to serve as an officer or director of Bank of Ireland, and the principal business address of each such person, other than Mr. Cotter, is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland. The principal business address of Mr. Cotter is c/o Bank of Ireland Asset Management, 26 Fitzwilliam Place, Dublin 2, Ireland.

          The directors and executive officers of IBI are Terence H. Forsyth and Sheila Neary. The principal occupation of each such person is to serve as an officer or director of Bank of Ireland, and the principal business address of each such person is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

          The sole director and executive officer of BancIreland is Diane Morrison, whose principal occupation is to serve as an employee of BancIreland and its subsidiaries, and her principal business address is c/o BIAM (US) Inc., Liberty Park #15, 282 Route 101, Amherst, NH 03110.

          The directors and executive officers of BIAM (US) Inc. are William Cotter, Denis Curran, Diane Morrison and Sean O'Dwyer. The principal occupations of Messrs. Curran and O'Dwyer is to serve as an officer or director of Bank of Ireland Asset Management. The principal business address of Mr. Curran is c/o Bank of Ireland Asset Management (U.S.) Limited, 75 Holly Lane, Greenwich, CT 06830. The principal business address of Mr. O'Dwyer is c/o Bank of Ireland Asset Management, 26 Fitzwilliam Place, Dublin 2, Ireland.

          The directors of Iridian are William Cotter, Denis Curran, Sean O'Dwyer, Lelia Long, Stephen Holland, Rosemary Mahon, Jeffrey M. Elliott, Alice
B. Hicks, Mr. Cohen and Mr. Levy. The executive officers of Iridian are Messrs. Cohen, Levy and Elliott and Ms. Hicks. The principal occupation of each of

CUSIP NO.  44 8924 100                  13D                  PAGE 13 OF 21 PAGES


Messrs. Cohen, Levy, Elliott and Ms. Hicks is to serve as an officer and director of Iridian, and the principal business address of each such person is c/o Iridian, 276 Post Road West, Westport, CT 06880-4704. The principal occupations of Ms. Long, Mr. Holland and Ms. Mahon are to serve as employees of Bank of Ireland Asset Management (U.S.) Limited, and their principal business address is c/o Bank of Ireland Asset Management (U.S.) Limited, 75 Holly Lane, Greenwich, CT 06830.

          None of the Reporting Persons nor any of the directors or executive directors of any of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The securities reported in Item 5 as beneficially owned by the Reporting Persons were acquired as follows:

          Accounts managed by Iridian (excluding Iridian Private Business) purchased an aggregate of 4,870,857 shares of Common Stock for total consideration (including brokerage commissions) of approximately $147.26 million derived from the capital of the managed accounts.

          Iridian Private Business purchased an aggregate of 108,500 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $3.3 million derived from the capital of Iridian Private Business.

Item 4.   Purpose of Transaction.

          Iridian intends to encourage the Issuer's management and board of directors to take steps to enhance the value of the Issuer and may hold discussions with members of the Issuer's management and/or board of directors and/or with other shareholders of the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.   Interest in Securities of the Issuer.


(a), (b) As of the date of this statement, the Reporting Persons may be deemed to beneficially own in the aggregate 5,021,257 shares of Common Stock,

CUSIP NO.  44 8924 100                  13D                  PAGE 14 OF 21 PAGES


representing 6.1% of the outstanding Common Stock (the percentage of shares of Common Stock owned being based upon 82,724,617 shares of Common Stock outstanding at August 6, 2002 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002).


          The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

--------------------------------------------------------------------------------
     Name                     Number of Shares                 Percentage
--------------------------------------------------------------------------------
Iridian (1)                     4,912,757                         5.9%
--------------------------------------------------------------------------------
Iridian Private Business         108,500                          0.1%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Iridian Private Business.


          Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Iridian Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

          BIAM (US) Inc., as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. BancIreland, as the sole shareholder of BIAM (US) Inc., may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BIAM (US) Inc. IBI, as the sole shareholder of BancIreland, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BancIreland. Bank of Ireland, as the sole shareholder of IBI, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by IBI. Messrs. Cohen and Levy may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of having the power to vote and direct the disposition of shares of Common Stock as joint Chief Investment Officers of Iridian. Messrs. Cohen and Levy disclaim beneficial ownership of such shares.

          COLE, as the sole general partner of Iridian Private Business, may be deemed to own beneficially shares of Common Stock of which Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

          Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 4,912,757 shares of Common Stock. Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares.

          Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 108,500 shares of

CUSIP NO.  44 8924 100                  13D                  PAGE 15 OF 21 PAGES


Common Stock held by Iridian Private Business. COLE (in addition to Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

          (c) Other than the transactions described in Schedule I of this statement, no Reporting Person nor any director or executive officer of any Reporting Person has effected any transactions in the Common Stock during the past 60 days.

          (d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons, except that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Iridian will be delivered into each such respective account.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or any director or executive officer of any Reporting Person, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In the case of the Reporting Persons, Iridian receives a fee from each of its managed accounts based upon the value of assets under management and, in certain cases, a certain percentage of realized and unrealized profits, if any, derived from the managed accounts' investments.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1    Joint Filing Agreement.

CUSIP NO.  44 8924 100                  13D                  PAGE 16 OF 21 PAGES


                                   SIGNATURES

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Date: September 16, 2002       THE GOVERNOR AND COMPANY OF
                                         THE BANK OF IRELAND


                                         /s/  Terence H. Forsyth
                                         ----------------------------------
                                         By:  Terence H. Forsyth
                                         Title: Group Secretary

                                         IBI INTERFUNDING


                                         /s/  Terence H. Forsyth
                                         ----------------------------------
                                         By:  Terence H. Forsyth
                                         Title: Director and Secretary


                                         BANCIRELAND/FIRST FINANCIAL, INC.


                                         /s/ Diane Morrison
                                         ----------------------------------
                                         By:  Diane Morrison
                                         Title: President and Director

                                         BIAM (US) INC.


                                         /s/ Diane Morrison
                                         ----------------------------------
                                         By:  Diane Morrison
                                         Title: President and Director

CUSIP NO.  44 8924 100                  13D                  PAGE 17 OF 21 PAGES


                                         IRIDIAN ASSET MANAGEMENT LLC


                                         /s/  Jeffrey M. Elliott
                                         ----------------------------------
                                         By: Jeffrey M. Elliott
                                         Title:  Chief Operating Officer

                                         COLE PARTNERS LLC


                                         /s/ Jeffrey M. Elliott
                                         ----------------------------------
                                         By:  Jeffrey M. Elliott
                                         Title:  Executive Vice President

                                         IRIDIAN PRIVATE BUSINESS VALUE
                                         EQUITY FUND, L.P.
                                            By: COLE Partners LLC, General
                                                Partner

                                                /s/ Jeffrey M. Elliott
                                                ---------------------------
                                                By: Jeffrey M. Elliott
                                                Title: Executive Vice President


                                         /s/ David L. Cohen
                                         ----------------------------------
                                         David L. Cohen, individually


                                         /s/ Harold J. Levy
                                         ----------------------------------
                                         Harold J. Levy, individually

CUSIP NO.  44 8924 100                  13D                  PAGE 18 OF 21 PAGES


                                  SCHEDULE II

                               REPORTING PERSONS
                          TRANSACTIONS IN COMMON STOCK

          Unless otherwise indicated, each of the transactions described below was a purchase of Common Stock by Iridian for cash on the New York Stock Exchange.

       DATE               NUMBER OF SHARES                  PRICE PER SHARE (1)

7/23/02 buy                   4,400                              $ 9.2700
7/25/02 buy                   2,500                                8.7500
7/25/02 buy                   2,500                                8.9300
7/31/02 buy                   7,800                               10.2474
8/8/02 buy                    1,000                               10.6800
8/12/02 buy                    500                                10.5900
8/27/02 buy                    300                                10.1300
9/3/02 buy                    2,600                                9.8538

7/24/02 sell                  2,400                                8.3700
8/23/02 sell                    100                                9.7100
8/28/02 sell                  1,200                               10.0500
9/10/02 sell                 41,900                               10.4547

8/9/02 deliver in            36,200                                9.8000

8/9/02 deliver out           18,000                               10.6100
9/5/02 deliver out           11,500                               10.0800


(1)   Price includes commission.


On September 6, 2002, BIAM (US) Inc. acquired 61% of the equity interests of Iridian, and Bank of Ireland, IBI and BancIreland therefore acquired indirect ownership of 61% of Iridian. Thus, on that date, such Reporting Persons may be deemed to have acquired beneficial ownership of all 5,021,257 shares of Common Stock beneficially owned by Iridian.

CUSIP NO.  44 8924 100                  13D                  PAGE 19 OF 21 PAGES






                             JOINT FILING AGREEMENT

          THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 16th day of September, 2002, by and between The Governor and Company of the Bank of Ireland, IBI Interfunding, BancIreland/First Financial, Inc., BIAM (US) Inc., Iridian Asset Management LLC, COLE Partners LLC, Iridian Private Business Value Equity Fund, L.P., David L. Cohen and Harold J. Levy.

          The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to
Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of ICN Pharmaceuticals, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

CUSIP NO.  44 8924 100                  13D                  PAGE 20 OF 21 PAGES

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

                                         THE GOVERNOR AND COMPANY OF
                                         THE BANK OF IRELAND


                                         /s/  Terence H. Forsyth
                                         ----------------------------------
                                         By:  Terence H. Forsyth
                                         Title: Group Secretary

                                         IBI INTERFUNDING


                                         /s/  Terence H. Forsyth
                                         ----------------------------------
                                         By:  Terence H. Forsyth
                                         Title: Director and Secretary


                                         BANCIRELAND/FIRST FINANCIAL, INC.


                                         /s/ Diane Morrison
                                         ----------------------------------
                                         By:  Diane Morrison
                                         Title: President and Director

                                         BIAM (US) INC.


                                         /s/ Diane Morrison
                                         ----------------------------------
                                         By:  Diane Morrison
                                         Title: President and Director

CUSIP NO.  44 8924 100                  13D                  PAGE 21 OF 21 PAGES


                                         IRIDIAN ASSET MANAGEMENT LLC


                                         /s/  Jeffrey M. Elliott
                                         ----------------------------------
                                         By: Jeffrey M. Elliott
                                         Title:  Chief Operating Officer

                                         COLE PARTNERS LLC


                                         /s/ Jeffrey M. Elliott
                                         ----------------------------------
                                         By:  Jeffrey M. Elliott
                                         Title:  Executive Vice President

                                         IRIDIAN PRIVATE BUSINESS VALUE
                                         EQUITY FUND, L.P.
                                            By: COLE Partners LLC, General
                                                Partner

                                                /s/ Jeffrey M. Elliott
                                                ---------------------------
                                                By: Jeffrey M. Elliott
                                                Title: Executive Vice President


                                         /s/ David L. Cohen
                                         ----------------------------------
                                         David L. Cohen, individually


                                         /s/ Harold J. Levy
                                         ----------------------------------
                                         Harold J. Levy, individually